

July 28, 2011

Via E-mail
Sergiu Pojoga
President, Treasurer and Secretary
Mericol, Inc.
5795 Ave. Decelles
Suite 511
Montreal, QC H3S2C4
Canada

> **Re: Mericol, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 20, 2011**
> **File No. 333-173972**

Dear Mr. Pojoga:

We have reviewed your responses to the comments in our letter dated July 7, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Use of Proceeds, page 15

1. We note your disclosure on page 19 that you estimate that the cost of the registration process will be $8,000 and your disclosure on page 14 that the cost of being a public reporting company over the next 12 months will be $8,000. However, your Use of Proceeds section seems to include only the cost of the registration process. Please advise or revise.

Management's Discussion and Analysis or Plan of Operation, page 20

Plan of Operation, page 21

2. We note your disclosure on page 22 that if you sell 100% of the shares in this offering, you will offer 3D rapid prototyping services and will buy a rapid prototyping machine. Please revise to clarify how this service and machine differs from the service you intend to offer twelve months after the completion of your offering and the 3D printer you plan to purchase approximately five to six months after the completion of your offering. Please also balance your disclosure to clarify that the estimated $45,000 to $50,000 cost of this step in your growth process is outside the possible proceeds of the offering, given your stated other growth plans. If funding is currently not available for this part of your growth plan, please revise to make that clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas E. Stepp, Jr.
        Stepp Law Corporation